As filed with the Securities and Exchange Commission on November 16, 2018

Securities Act File No. 333-226149

Investment Company Act File No. 811-22546

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1

CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, New York 10018

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

1-888-777-0102

(Area Code and Telephone Number)

Jane Trust

Legg Mason & Co., LLC

100 International Drive

Baltimore, MD 21202

(Name and Address of Agent for Services)

with copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, Connecticut 06902

Calculation of Registration Fee under the Securities Act of 1933:

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock ($.001 par value)	42,750,000	$12.50	$534,375,000	$66,529.69(2)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on September 17, 2018 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-226149 and 811-22546), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15.	Indemnification

The Registrant has entered into an Indemnification Agreement with each director whereby the Registrant has agreed to indemnify each director against expenses and costs actually and reasonably incurred by such director in connection with any claims, suits or proceedings; provided that no indemnification shall be provided to the extent that the director engaged in conduct for which indemnification may not lawfully be provided to the such director.

Sections 1, 2 and 3 of Article VII of the Registrant’s Articles of Incorporation, incorporated by reference as Exhibit 1(a) to this Registration Statement, provide that:

To the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no current or former director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such by-laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s Articles of Incorporation shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

Exhibit No.	Exhibit

1(a)	Articles of Incorporation, dated April 5, 2011.(1)

1(b)	Articles Supplementary, dated March 26, 2015.(2)

Exhibit No.	Exhibit

2	Bylaws.(1)

3	Not applicable.

4	Form of Agreement and Plan of Merger is included in Appendix A of the Registration Statement on Form N-14.

5	Not applicable.

6(a)	Management Agreement, dated June 8, 2011, between Registrant and Legg Mason Partners Fund Advisor, LLC with respect to Registrant.(6)

6(b)	Subadvisory Agreement, dated June 8, 2011, between Legg Mason Partners Fund Advisor, LLC and ClearBridge Investments, LLC with respect to Registrant.(6)

7	Not applicable.

8	Not applicable.

9	Custodian Services Agreement with The Bank of New York Mellon, dated January 1, 2018.(6)

10	Not applicable.

11	Opinion of Morrison & Foerster LLP as to the legality of the securities being registered.(6)

12	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.*

13	Not applicable.

14	Consents of Independent Registered Public Accounting Firms with respect to ClearBridge American Energy MLP Fund Inc. (“CBA”) and ClearBridge Energy Midstream Opportunity Fund Inc. (f/k/a ClearBridge Energy MLP Opportunity Fund Inc.) (“EMO”).(7)

15	Not applicable.

16	Power of Attorney.(5)

17(a)	Forms of Proxy Card.(7)

17(b)	Code of Ethics of the Registrant and Legg Mason Partners Fund Advisor, LLC.(3)

17(c)	Code of Ethics of ClearBridge Investments, LLC.(3)

17(d)	Transfer Agency and Services Agreement with Computershare Inc.(6)

17(e)	Note Purchase Agreement, dated February 7, 2013, with the certain note purchasers named therein.(4)

17(f)	Second Amendment Agreement, dated May 29, 2018, to the Note Purchase Agreement, dated February 7, 2013.(6)

17(g)	Note Purchase Agreement, dated August 26, 2015, with the certain note purchasers named therein.(6)

17(h)	First Amendment Agreement, dated May 29, 2018, to the Note Purchase Agreement, dated August 26, 2015.(6)

17(i)	Form of Credit Services Agreement with The Bank of Nova Scotia.(6)

(1)	Filed on April 6, 2011 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173338 and 811-22546) and incorporated by reference herein.
(2)	Filed on March 27, 2015 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-186748 and 811-22546) and incorporated by reference herein.
(3)	Filed on June 8, 2011 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173338 and 811-22546) and incorporated by reference herein.
(4)	Filed on February 19, 2013 with Registrant’s Registration Statement on Form N-2 (File No. 333-186748 and 811-22546) and incorporated by reference herein.
(5)	Filed on July 12, 2018 with Registrant’s Registration Statement on Form N-14 (File No. 333-226149 and 811-22546) and incorporated by reference herein.
(6)	Filed on August 31, 2018 with Registrant’s Registration Statement on Form N-14 (File No. 333-226149 and 811-22546) and incorporated by reference herein.
(7)	Filed September 10, 2018 with Registrant’s Registration Statement on Form N-14 (File Nos. 333-226149 and 811-22546) and incorporated by reference herein.
*	Filed herewith.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other terms of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file concurrently with the closing of the merger of CBA with and into EMO a post-effective amendment to this registration statement including a signed opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.

SIGNATURES

As required by the Securities Act of 1933, as amended, this amendment to the registration statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 16th day of November, 2018.

CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

By:	/s/ Jane Trust
Chairman, Chief Executive Officer and President

As required by the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jane Trust Jane Trust	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	November 16, 2018

/s/ Richard F. Sennett Richard F. Sennett	Principal Financial Officer (Principal Financial and Accounting Officer)	November 16, 2018

/s/ Robert D. Agdern* Robert D. Agdern	Director	November 16, 2018

/s/ Carol L. Colman* Carol L. Colman	Director	November 16, 2018

/s/ Daniel P. Cronin* Daniel P. Cronin	Director	November 16, 2018

/s/ Paolo M. Cucchi* Paolo M. Cucchi	Director	November 16, 2018

/s/ Leslie H. Gelb* Leslie H. Gelb	Director	November 16, 2018

/s/ William R. Hutchinson* William R. Hutchinson	Director	November 16, 2018

/s/ Eileen Kamerick* Eileen Kamerick	Director	November 16, 2018

/s/ Dr. Riordan Roett* Dr. Riordan Roett	Director	November 16, 2018

*BY:	/s/ Jane Trust
Jane Trust
Attorney-in-Fact, November 16, 2018

The original powers of attorney authorizing Jane Trust to execute this Registration Statement, and any amendments thereto, for the Directors of the Registrant on whose behalf this Registration Statement is filed, have been executed and were filed on July 12, 2018 as an exhibit to the Registrant’s Registration Statement on Form N-14.

EXHIBIT INDEX

Exhibit No.	Exhibit

12	Opinion of Simpson Thacher & Bartlett LLP supporting tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.